UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WireCo WorldGroup Inc.
(Exact name of registrant as specified in its charter)

Delaware	333-174896	27-0061302
(State of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

12200 NW Ambassador Drive, Kansas City, Missouri 64163
(Address of principal executive offices and zip code)

Jim Ampleman, (816) 270-4732
((Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This is the Conflict Minerals Report of WireCo WorldGroup Inc. (the “Registrant”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934. In this report, unless the context otherwise requires, “WireCo,” the “Company,” “we,” “our” or “us” means WireCo WorldGroup (Cayman) Inc., the indirect parent of the Registrant, its wholly-owned subsidiaries and subsidiaries in which it has a controlling interest.

WireCo is a leading global manufacturer of both steel and synthetic rope, specialty wire and engineered products serving a diverse range of end markets, geographies and customers. Our well-known brands include: Union™, CASAR®, Lankhorst Ropes®, Camesa®, Euronete™, Oliveira™, Phillystran®, Drumet™, Lankhorst Engineered Products™ and Lankhorst Mouldings™.

The Company analyzed each applicable product and process used to manufacture our products and determined that tin, a derivative of the conflict mineral cassiterite, is contained in certain sockets and wire products that are necessary to the function or production of products we manufacture.

After identifying the sockets and wire that contain the cassiterite derivative, we conducted a reasonable country of origin inquiry (“RCOI”). We sought representations from each supplier of sockets and wire found to contain tin. Each supplier confirmed that the tin contained in its product did not originate in the Democratic Republic of the Congo or adjoining countries and identified the country from which it came.

Based upon the results of our RCOI, we concluded that the conflict minerals contained in our products do not originate in the Democratic Republic of the Congo or adjoining countries. This information can be found on our website at www.wirecoworldgroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WireCo WorldGroup Inc.
(Registrant)

Dated:	May 30, 2014	By:	/s/ Brian G. Block
Brian G. Block
Senior Vice President and Chief Financial Officer